EXHIBIT 3.47(c)
CERTIFICATE OF AMENDMENT TO
THE CERTIFICATE OF INCORPORATION
OF ADAMAR OF NEW JERSEY, INC.

To:	The Secretary of State
State of New Jersey
(STAMP)
     Pursuant to the provisions of Section 14A: 9-2(4) and Section 14A: 9-4(3), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:
     1. The name of the corporation is Adamar of New Jersey, Inc.
     2. The following amendment to the Certificate of Incorporation was approved by the directors and thereafter duly adopted by the shareholders of the corporation on the 17th day of December, 1992.
     RESOLVED, that Article THIRD, of the Certificate of Incorporation be amended to read in its entirety as follows:
The total number of shares of common stock which the corporation shall have authority to issue is one hundred (100) shares without par value.
     3. Pursuant to the filing of this Certificate of Amendment, all of the shares of Preferred Stock which the corporation has issued and outstanding shall be contributed to the corporation by its holding companies, canceled and reclassified as additional paid-in capital.
     4. The total number of shares entitled to vote upon this amendment was one hundred (100).
     5. The number of shares voting for said amendment was one hundred (100), and the number of shares voting against same was zero (0).
     Dated this 30th day of December, 1992.

ADAMAR OF NEW JERSEY, INC.

By	/s/ Robert M. Haddock

Robert M. Haddock
Vice President